Inter & Co, Inc. c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands General The board of directors (the “Board”) of Inter & Co, Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on April 29th, 2026, at 4:00 p.m. (São Paulo time). The AGM will be held at the offices of the Company located at Avenida Barbacena, No. 1.219, in the city of Belo Horizonte, state of Minas Gerais, Zip Code 30190- 131, Brazil, and virtually by accessing the following link https://edge.media- server.com/mmc/p/6k5kz6ta (Password: interco2026). On or about March 23rd, 2026, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.inter.co/ and on the SEC’s website at https://www.sec.gov. Record Date, Share Ownership and Quorum Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on March 23, 2026, New York time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date for the AGM. As of the close of business on the Record Date, 441,370,023 Common Shares were issued and outstanding, including 325,649,348 Class A Common Shares and 115,720,675 Class B Common Shares. One or more shareholders holding not less than 25% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non- natural person, by its duly authorized representative, constitutes a quorum of the shareholders. Voting and Solicitation Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. Each ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM and each special resolution to be put to the vote at the AGM will be approved by a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM. Voting by Holders of Common Shares Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards for all or any of the resolutions, and the proxy cards are executed and returned within the deadline, Common Shares represented by the proxies will be voted in favor of the resolution in question. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any resolution,

2 the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on the day before the AGM to ensure representation at our AGM. The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the AGM, your shares will not be voted. If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares to be able to vote your shares at the meeting and present your voting information card. Revocability of Proxies Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@inter.co, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend our AGM in person, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on the day before the AGM.

3 PROPOSAL 1: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE COMPANY'S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED 31 DECEMBER 2025 BE APPROVED, RATIFIED AND CONFIRMED IN ALL RESPECTS We are seeking shareholder approval, ratification and confirmation in all respects of the Company’s 2025 audited consolidated financial statements (the “Audited Accounts”) in the form presented at the AGM, which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2025. A copy of the Company’s Audited Accounts is available on the Company’s website at https://investors.inter.co/en/investor-updates/financial- information-inter-co/. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL, RATIFICATION AND CONFIRMATION IN ALL RESPECTS OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025. PROPOSAL 2: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE PROPOSED ANNUAL BUDGET OF US$29,900,000.00 (TWENTY-NINE MILLION NINE HUNDRED THOUSAND US DOLLARS) FOR THE AGGREGATE COMPENSATION PAYABLE BY THE COMPANY, OR ITS SUBSIDIARIES, TO THE DIRECTORS AND OFFICERS OF THE COMPANY BE APPROVED, RATIFIED AND CONFIRMED IN ALL RESPECTS We are seeking shareholder approval, ratification and confirmation in all respects of the proposed annual budget of US$29,900,000.00 (twenty-nine million nine hundred thousand us dollars) for the aggregate compensation payable by the Company, or its subsidiaries, to the directors and officers of the Company. The proposed annual budget for the aggregate compensation has been calculated considering a Board of Directors composed of twelve (12) members, which is the maximum number of directors permitted by our Amended and Restated Memorandum and Articles of Association (the “Articles”). Our Board of Directors currently has ten (10) members. The proposed annual budget has also been calculated considering the compensation paid to the officers of the Company, even though this compensation is fully paid by its subsidiaries. The Company’s directors receive a fixed amount for their services as members of the Board of Directors. An additional fixed amount is paid to those directors who also serve as members of committee(s), such as the Audit Committee, Risk Committee, and Compensation and People Committee. Such an additional amount is included in the annual budget proposed above. Three (3) directors of the Company, whose compensation was included in the proposed annual budget above, receive their compensation directly from subsidiaries of the Company. The Company’s officers receive fixed and variable compensation and may also be granted stock‑based compensation under the Company’s incentive plans, all of which are included in the annual budget proposed above. The Company’s Board of Officers currently comprises nine (9) members. The proposed annual budget is intended to cover not only the compensation of the current officers, but also the compensation of any additional officers who may be appointed during the year, considering that, if approved at this AGM, the Company will be authorized to have up to twelve (12) officers.

4 The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL, RATIFICATION AND CONFIRMATION IN ALL RESPECTS OF THE PROPOSED ANNUAL BUDGET OF US$29,900,000.00 (TWENTY-NINE MILLION NINE HUNDRED THOUSAND US DOLLARS) FOR THE AGGREGATE COMPENSATION PAYABLE BY THE COMPANY TO THE DIRECTORS AND OFFICERS OF THE COMPANY. PROPOSAL 3: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT RUBENS MENIN TEIXEIRA DE SOUZA BE RE-APPOINTED FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY We are seeking shareholder approval for the re-appointment of Rubens Menin Teixeira de Souza with immediate effect to hold office for a two-year term in accordance with the Articles. Rubens Menin is Chairman of the Board of Directors of Inter&Co, as well as founder and Chairman of the Board of Directors of Banco Inter since its incorporation. Rubens also founded MRV Engenharia in 1979, where he served as Chief Executive Officer until March 2014, and is currently Chairman of its Board of Directors. He is also Chairman of the Board of Directors of LOG Commercial Properties S.A. and Urbamais Properties e Participações S.A., companies from the MRV Group. Rubens holds a degree in Civil Engineering from the Federal University of Minas Gerais – UFMG (1979). The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF RUBENS MENIN TEIXEIRA DE SOUZA WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 4: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT MARIA FERNANDA NAZARETH MENIN TEIXEIRA DE SOUZA MAIA BE RE-APPOINTED FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY We are seeking shareholder approval for the re-appointment of Maria Fernanda Nazareth Menin Teixeira de Souza Maia with immediate effect to hold office for a two-year term in accordance with the Articles. Maria Fernanda Nazareth Menin Teixeira de Souza Maia is a member of the Board of Directors of Inter&Co and Banco Inter. Maria Fernanda joined MRV Engenharia Ltda in 1997, as an intern in the Billing Department. At MRV, she held the positions of intern in the Legal Department, Legal Assistant, Coordinator of the Legal Department, Legal Superintendent and Legal Executive Manager. She was elected Chief Legal Officer of MRV in 2010, a position she held until 2019, when she was elected member of the Board of Directors. On December 23, 2019, she was elected member of the Board of Directors of Banco Inter. She holds a law degree from Milton Campos Law School (2001) and a post-

5 graduate degree in Economic and Business Law from FGV (2003). The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF MARIA FERNANDA NAZARETH MENIN TEIXEIRA DE SOUZA MAIA WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 5: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT JOSÉ FELIPE DINIZ BE RE- APPOINTED FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY We are seeking shareholder approval for the re-appointment of José Felipe Diniz with immediate effect to hold office for a two-year term in accordance with the Articles. José Felipe Diniz has been a member of the Board of Directors of Banco Inter since 1999. He has over 30 years of experience in urban planning and currently serves as CEO and Board Member of Urba Desenvolvimento Urbano, with a focus on the development of land subdivisions and condominium projects. He holds a degree in Economics from the Pontifical Catholic University of Minas Gerais. He served as Vice President of Communications of Sinduscon/MG from 2003 to 2005. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF JOSÉ FELIPE DINIZ WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 6: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT LEONARDO GUIMARÃES CORREA BE RE-APPOINTED FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY. We are seeking shareholder approval for the re-appointment of Leonardo Guimarães Correa with immediate effect to hold office for a two-year term in accordance with the Articles. Leonardo Guimarães Correa is a member of the Board of Directors of Inter&Co. Leonardo served at MRV Engenharia as Chief Financial and Investor Relations Officer from 2006 to 2019. He is currently Vice Chairman of MRV’s Board of Directors and is also a member of the Board of Directors of LOG C. P. S.A., of RESIA/AHS DEVELOPMENT LLC and of NOVUS MIDIA S.A. Throughout his career, Leonardo was also a founding partner at Perfin Administração de Recursos, between 2003 and 2006, and a partner at then Banco Pactual, from 2000 to 2003. Previously, he worked for JP Morgan for 10 years, his last position being Treasurer for Brazil, and for 8 years at Lloyds Bank as Treasury Manager.

6 He holds a degree in Economics from the Federal University of Minas Gerais – UFMG (1980) and a postgraduate degree in Finance from FGV (1986). The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF LEONARDO GUIMARÃES CORRÊA WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 7: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT ANDRÉ GUILHERME CAZZANIGA MACIEL BE RE-APPOINTED FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY. We are seeking shareholder approval for the re-appointment of André Guilherme Cazzaniga Maciel with immediate effect to hold office for a two-year term in accordance with the Articles. André Guilherme Cazzaniga Maciel is an independent member of the Board of Directors of Inter&Co and was an independent member of the Board of Directors of Banco Inter from 2019 to 2023. André served as Managing Partner and Head of Brazil at Softbank Group International between 2019 and 2020. He is the founder of Volpe Capital and co-founded 30Knots, an investment fund dedicated to Venture Capital in Latin America. He served as Managing Director of J.P. Morgan, Head of Investment Banking Advisory in Brazil, responsible for covering the technology, telecommunications and media sectors in Latin America. With almost 17 years at J.P. Morgan, 7 of them in New York, André has been involved in over 200 M&A and Capital Markets transactions. He holds a degree in business administration from EAESP-FGV (2003) and is fluent in English, Portuguese and Spanish. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF ANDRÉ GUILHERME CAZZANIGA MACIEL WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 8: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT LUIZ ANTÔNIO NOGUEIRA DE FRANÇA BE RE-APPOINTED FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY. We are seeking shareholder approval for the re-appointment of Luiz Antônio Nogueira de França with immediate effect to hold office for a two-year term in accordance with the Articles. Luiz Antônio Nogueira de França is an independent member of the Board of Directors of Inter&Co and was an independent member of the Board of Directors of Banco Inter from 2018 to 2023. Luiz served as Head of the Investment Bank at Banco Itaú, responsible for the areas of Capital Markets, M&A and Project Finance. He structured Banco Itaú’s Real Estate Credit area, focused on financing developers

7 and individuals, responsible for the backoffice, products, treasury and wholesale and retail distribution. He is currently CEO of Abrainc (Brazilian Association of Real Estate Developers), and CEO of França Participações. He holds a degree in Civil Engineering from Mackenzie University (1985). The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF LUIZ ANTÔNIO NOGUEIRA DE FRANÇA WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 9: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT ANTÔNIO KANDIR BE RE- APPOINTED FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY. We are seeking shareholder approval for the re-appointment of Antônio Kandir with immediate effect to hold office for a two-year term in accordance with the Articles. Antonio Kandir is an independent member of the Board of Directors of Inter&Co. Antonio has served as Minister of State for Planning and Budget, Special Secretary for Economic Policy, President of the National Privatization Council, Brazilian Governor at the Inter-American Development Bank, President of the Institute of Applied Economic Research – IPEA, Congressman, Fund Advisor of Private Equity and Hedge Funds and Research Coordinator at Itaú Plano e Engenharia S.A. Kandir has also worked as Professor at the University of Campinas (UNICAMP) and at the Pontifical Catholic University of São Paulo (PUC-SP), as well as an Assistant at the University of Notre Dame in the United States. He holds a PhD and master's degree in economics from the University of Campinas (UNICAMP) and a degree in Mechanical Production Engineering from the Polytechnic School of the University of São Paulo (USP). Antonio was already serving as a member of the Audit Committee of Banco Inter S.A. (a committee regulated by the Brazilian Central Bank) and will maintain this position. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF ANTÔNIO KANDIR WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 10: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT TODD CRAWFORD CHAPMAN BE RE-APPOINTED FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY. We are seeking shareholder approval for the re-appointment of Todd Crawford Chapman with immediate effect to hold office for a two-year term in accordance with the Articles.

8 Todd Chapman is an independent member of the Board of Directors of Inter&Co. Todd recently retired from the US Government after 30 years as a career diplomat in the US Foreign Service. As US Ambassador to Brazil from 2020 to 2021, he advanced a broad economic, environmental and security agenda at the sixth largest US embassy in the world, coordinating assistance to more than 275,000 Americans residing in Brazil. Previously, he served as US Ambassador to Ecuador from 2016 to 2019, revitalizing bilateral relations and attracting new US investment to Ecuador. His international experience throughout the foreign service and private sector career includes positions in Afghanistan, Bolivia, Costa Rica, Mozambique, Nigeria, Saudi Arabia and Taiwan. Todd was recently admitted to the American Academy of Diplomacy in Washington D.C. He has also served as Senior Adviser to Assistant Secretary of State for Economic Affairs Keith Krach and Senior Assistant Secretary of State for the Bureau of Military-Political Affairs at the US Department of State. He is currently a Non- Resident Fellow at the Payne Institute for Public Policy and a Senior Consultant (Non-Resident) at the Center for Strategic and International Studies (CSIS). He holds a Master’s degree from the National Intelligence University and a Bachelor’s from Duke University. Fluent in both Spanish and Portuguese, Todd was serving the Company as a member of its Advisory Committee. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF TODD CRAWFORD CHAPMAN WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO- YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 11: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT CLAUDIA FARKOUH PRADO BE RE-APPOINTED FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY. We are seeking shareholder approval for the re-appointment of Claudia Farkouh Prado with immediate effect to hold office for a two-year term in accordance with the Articles. Claudia Farkouh Prado is a certified Independent Board Member by INSEAD, with over 35 years of experience as a lawyer and executive. She was a partner at the global law firm Baker McKenzie, where she specialized in corporate law and mergers & acquisitions, working in both the São Paulo and Chicago offices. She led the Latin American M&A, Private Equity, and Capital Markets practice groups, and served as Managing Partner of the Brazilian offices. From 2013 to 2017, she was appointed to Baker McKenzie’s Global Executive Committee, holding several roles: Chair of the Latin America Region, Coordinator of the Global Finance Committee, and Coordinator of the Global Diversity and Inclusion Committee. In 2017, she became a certified Independent Board Member and began serving on various boards. She was a Fiscal Council Member at the Syrian-Lebanese Institute for Social Responsibility and currently serves as an Independent Member of the Board of Directors at B3 – Brasil, Bolsa, Balcão S.A. She is the Chair of the Governance and Nomination Committee, and also a member of the People and Compensation Committee, the Sustainability Committee, and the Governance Committee of B3 Social. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

9 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-APPOINTMENT OF CLÁUDIA FARKOUH PRADO WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO- YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 12: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT JAMES DRUMMOND ALLEN BE APPOINTED AS A DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY We are seeking shareholder approval for the appointment of James Drummond Allen as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles. James Drummond Allen worked in the Investment Banking Division of Morgan Stanley & Co. LLC for 28 years, where he served in various roles including as head of the firm’s mergers & acquisitions practice in Latin America from 2008 through 2022, and as an industry banker covering the telecom and digital infrastructure sectors in the USA and Latin America from 1997 to 2008. His experience in banking includes mergers & acquisitions, privatizations, restructurings, and debt and equity of capital markets transactions for corporate clients as well as governments in the USA and throughout the Americas. Since 2022, he has been affiliated with Morgan Stanley as a Senior Advisor. Prior to his banking career, Mr. Allen served as an officer in the U.S. Navy from 1984 to 1991. He holds an undergraduate degree from Dartmouth College (1983) and an MBA in Finance from UCLA-Anderson (1993) and is fluent in both Portuguese and Spanish. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF JAMES DRUMMOND ALLEN AS DIRECTOR OF THE COMPANY WITH IMMEDIATE EFFECT TO HOLD OFFICE FOR A TWO-YEAR TERM IN ACCORDANCE WITH THE ARTICLES. PROPOSAL 13: TO RESOLVE, AS A SPECIAL RESOLUTION, THAT THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY CURRENTLY IN EFFECT BE AMENDED AND RESTATED BY THE DELETION IN THEIR ENTIRETY AND THE SUBSTITUTION IN THEIR PLACE OF THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION IN THE FORM UPLOADED TO THE COMPANY'S WEBSITE (ACCESSIBLE AT HTTPS://INVESTORS.INTER.CO/EN/DOCUMENTS/GOVERNANCE-DOCUMENTS/) WITH IMMEDIATE EFFECT, TO INCREASE FROM 10 TO 12 THE MAXIMUM NUMBER OF PERSONS THE DIRECTORS MAY APPOINT TO HOLD OFFICE IN THE COMPANY (Section 24.1). We are seeking shareholder approval to amend and restate the Articles, by substituting the Articles by the Fourth Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company’s website, which can be accessed at https://investors.inter.co/en/documents/governance- documents/. The provision being changed by such substitution is Section 24.1, which aims to increase

10 from 10 to 12 the number of persons the Directors may appoint to hold office in the Company (section 24.1). Current Provision (Third Amended and Restated Memorandum and Articles of Association) Amended Provision (Fourth Amended and Restated Memorandum and Articles of Association) Basis of the Proposal Subject to these Articles, the Directors shall appoint at least two (2) Persons and up to ten (10) Persons, whether or not a director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the offices of chief executive officer, chief operating officer and chief financial officer, one or more vice presidents, managers or controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) and with such powers and duties as the Directors may think fit. Subject to these Articles, the Directors shall appoint at least two (2) Persons and up to twelve (12) Persons, whether or not a director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the offices of chief executive officer and chief financial officer and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) and with such powers and duties as the Directors may think fit. The proposed amendment to the Articles of Association revises the maximum number of Officers who may be appointed by the Board of Directors, altering it from ten (10) Persons to twelve (12) Persons. This change aims to adjust the governance structure to better reflect the Company’s operational needs and strategic complexity. In addition, the wording has been improved and simplified to retain only the CEO and CFO as illustrative officer positions. In addition, the wording has been improved and simplified to retain only the CEO and CFO as illustrative officer positions. The affirmative vote by the holders of a two-thirds majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AMENDMENT AND RESTATEMENT OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY IN EFFECT BY THE DELETION IN THEIR ENTIRETY AND THE SUBSTITUTION IN THEIR PLACE OF THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION IN THE FORM UPLOADED TO THE COMPANY'S WEBSITE WITH IMMEDIATE EFFECT. COMPANY INFORMATION A copy of this proxy statement may be accessed on the Company’s Investor Relations website at https://investors.inter.co/en/documents/governance-documents/. By Order of the Board of Directors Dated: 27 March 2026